[Letterhead of Sutherland Asbill & Brennan LLP]
April 29, 2010
VIA E-MAIL AND EDGAR
Mr. Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. Marked Copy of Registration Statement on Form N-2 filed on April 12, 2010 (File No. 333-166012) (the “Shelf Registration Statement”)
Dear Mr. Minore:
     On behalf of Fifth Street Finance Corp. (the “Company”), attached please find a marked copy of the Shelf Registration Statement, reflecting the changes made from the Company’s Registration Statement on Form N-2 filed on July 15, 2009 (File No. 333-59720).
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     If you have any questions or comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Anne W. Gray at (202) 383-0966.

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas